
16013721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSA Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3110 Main Street, Suite 310
(No. and Street)

Santa Monica	CA	90405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Fillo 310-392-7607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Fillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSA Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Member
Title

See Attached CA Jurat Form
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2016, by
Date *Month* *Year*

(1) Christopher Fillo
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JENNY CASTRO
Commission # 2125691
Notary Public - California
Los Angeles County
My Comm. Expires Sep 29, 2019

Signature J Castro
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Document Date: ______

Number of Pages: 1 Signer(s) Other Than Named Above: ______

MSA SECURITIES, LLC

CONTENTS

December 31, 2015


weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
MSA Securities, LLC

We have audited the accompanying statement of financial condition of MSA Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MSA Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2016

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

MSA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Assets		
Cash	$	23,218
Prepaid expenses		1,207
Investment in private operating company, at fair value		1,834,703
Total assets	**$**	**1,859,128**

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	7,440
Members' Equity		
Total members' equity		1,851,688
Total liabilities and members' equity	**$**	**1,859,128**

The accompanying notes are an integral part of this financial statement.

NOTE 1 – NATURE OF BUSINESS

MSA Securities, LLC (the "Company") was incorporated on December 11, 2008 in the State of Delaware and conducts business from a single office located in Santa Monica, California. The primary purpose of the Company is to operate as an introducing broker-dealer. The Company negotiates and structures the issuances of securities and other M&A transactions on behalf of clients and engages in related activities in furtherance of such purposes. The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by management and available for issuance on February 26, 2016. Subsequent events have been evaluated through this date.

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, including the fair value of investments, and disclosure of contingent assets and liabilities at the date of the financial statements.

Income Taxes
The Company is taxed under sections of the federal income and California, Delaware and New York franchise tax laws which provide that, in lieu of corporation income taxes, the members separately account for the Company's items of income, deductions, losses and credits on their personal tax return.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes." ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures. As of December 31, 2015, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years open to examination include the years 2012, 2013 and 2014.

Prior Period Adjustment
In 2014 the Company transferred its investment in a private operating company to a related party. In 2015 this transaction was voided retroactive to the original date of the transfer which was December 18, 2014, thus voiding the original transfer in 2014 and understating the assets and ending members' equity in 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity -specific measure. Therefore, even when observable inputs are not readily available; the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Investment in Private Operating Company

Investment in private operating company consists of an equity interest of a privately-owned limited liability company. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at acquisition. At each subsequent measurement date, the Company reviews the valuation of the investment and records an adjustment as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Company's management are based on an assessment of the type of investment, the stage in the lifecycle of the company, and of trends in the performance and credit profile of the company as of the measurement date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Private Operating Company (continued)

When observable prices are not available for the Company's investment, the fair value at the measurement date is determined using the income approach or the market approach. The income approach measures the present value of anticipated future economic benefits (i.e., net cash flows). The estimated net cash flows are forecast over the expected remaining economic life and discounted to present value using a discount rate commensurate with the level of risk associated with the expected cash flows. The market approach consists of utilizing observable market data (e.g., current trading and/or acquisition multiples, recent transaction price) of comparable companies and applying the data to key financial metrics of the investment company. The comparability (as measured by size, growth profile, and geographic concentration, among other factors) of the identified set of comparable companies to the investment company is considered in the application of the market approach. In certain instances, the Company may use multiple valuation techniques for the investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results.

When applying valuation techniques used in the determination of fair value, the Company exercises significant judgment and uses the best information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the financial statements as of the measurement date may differ materially from: 1) values that would have been used had a readily available market existed for such investment, and 2) the values that may ultimately be realized.

Investment in the private operating company is included in Level 3 of the fair value hierarchy.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio with aggregate indebtedness would exceed 10 to 1).

At December 31, 2015, the Company has net capital of $15,778, which was $10,778 in excess of its required net capital of $5,000. The Company has $7,440 of aggregate indebtedness at December 31, 2015.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 – INVESTMENTS

As of December 31, 2015 the Company has an equity interest of a limited liability company that provides a full range of integrated marketing communication services. The Company has rights to receive distributions (liquidating or otherwise) with no voting rights. The fair value of the Company's interest in the company (the "Private Operating Company") is based on the market approach. In accordance with ASC 820, the investment is classified within Level 3, since there is no active market for this investment.

The changes in its investment, which is classified as Level 3, are as follows for the year ended December 31:

	2015
Beginning balance, as restated (2015)	$ 602,219
Proceeds from investment distributions	(202,506)
Change in value	1,434,990
Ending balance	$ 1,834,703

The following table represents the Company's level 3 financial assets, the valuation techniques used to measure the fair value of the financial assets and the significant unobservable inputs and the ranges of values for those inputs:

Asset	Fair Value	Valuation Technique	Unobservable Inputs	Range of Inputs (Weighted Average)
Investment in Private Operating Company	$ 1,834,703	Recent transaction price	Discount for lack of marketability	20%
			& minority control	50%

NOTE 6 – RELATED PARTY

The managing member of the Company has an ownership interest in Main Street Advisors, Inc., which provides management services to the Company free of charge.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016, the date on which the financial statements were issued. The Company received approximately $500,000 in realized gains from investment in private operating company and subsequently made distributions totaling $470,000 to its members.

MSA SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.